Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED 2009 NOV -5 A 5:56

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	4 November 2009	*No of sheets:*	*1*

Current report 37/2009

The Management Board of KGHM Polska Miedź S.A. hereby announces that on 3 November 2009 the liquidator of KGHM Polish Copper Ltd. with its registered head office in London – Mr. Simon Underwood from the company Benedict MacKenzie LLP – initiated liquidation activities in connection with the resolution adopted on 21 October 2009 by the General Shareholders' Meeting on the initiation of voluntary liquidation of KGHM Polish Copper Ltd in accordance with English law.
Decision to liquidate KGHM Polish Copper Ltd. with its registered head office in London is connected with taking over activities of this company by KGHM Polska Miedź S.A.

KGHM Polish Copper Ltd. is a subsidiary of KGHM Polska Miedź S.A.

Legal basis: § 5 sec. 1 point 24 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259 with subsequent amendments)

SUPPL

09047266

PREZES ZARZĄDU
Herbert Wirth

The report is available on the website of the Company: www.kghm.pl

11/5

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED 2009 NOV -5 A 5:55

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	18 September 2009	No of sheets:	1

Current report 36/2009

The Management Board of KGHM Polska Miedź S.A. hereby announces that on 18 September 2009 KGHM Polska Miedź S.A. sent to Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) (the „Depositary") a termination notice of the Deposit Agreement, originally entered into by the Company and CITIBANK N.A., dated 14 July 1997, with subsequent amendments, pursuant to which the Depositary issues Global Depositary Receipts („GDRs") based on KGHM Polska Miedź S.A. shares outside of the Republic of Poland. The Deposit Agreement will be terminated on 22 December 2009 (before the Stock Exchange opens).

Simultaneously, the Management Board of KGHM Polska Miedź S.A. announces that on 18 September 2009 the Company sent a notice to the Financial Services Authority and to the London Stock Exchange on the cancellation of the listing of the Company's GDRs on the London Stock Exchange as of 22 December 2009.

The GDR program of KGHM Polska Miedź S.A. has ceased to be effective. Investor interest in this form of investment in the shares of KGHM Polska Miedź S.A. has become weak. The number of issued GDRs has fallen to around 0.5% of the share capital of the Company, and for several months has remained at this level. Investors prefer to directly purchase the Company's ordinary shares on the Warsaw Stock Exchange, where they will continue to be listed.

Legal basis: § 37 sec. 2 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259 with subsequent amendments)
and
5.2.8 of the United Kingdom Listing Authority listing rules.

PREZES ZARZĄDU
Herbert Wirth

I WICEPREZES ZARZĄDU
Maciej Tybura

The report is available on the website of the Company: www.kghm.pl